SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34721

September 30, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of September 2022. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

October 25, 2022, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Broadstone Real Estate Access Fund [File No. 811-23360]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 22, 2021, August 25, 2021, November 3, 2021 and May 20, 2022, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $238,121 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on September 2, 2022.

Applicant's Address: Alexander.Karampatsos@dechert.com.

Cohen & Steers MLP Income & Energy Opportunity Fund, Inc. [File No. 811-22780]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2021, applicant made a final liquidating distribution to its shareholders based on net asset value. Expenses of $194,560 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on July 14, 2022, and amended on September 15, 2022.

Applicant's Address: ddevivo@cohenandsteers.com.

Delaware Life NY Variable Account J [File No. 811-21937]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 22, 2022, and amended on September 20, 2022.

Applicant's Address: maura.murphy@delawarelife.com.

Delaware Life NY Variable Account N [File No. 811-22013]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 22, 2022, and amended on September 20, 2022.

Applicant's Address: maura.murphy@delawarelife.com.

Eaton Vance 2021 Target Term Trust [File No. 811-23136]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 1, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $5,400 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on September 2, 2022.

Applicant's Address: JLee@EatonVance.com.

KBL Variable Annuity Account [File No. 811-05422]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 22, 2022, and amended on September 20, 2022.

Applicant's Address: maura.murphy@delawarelife.com.

Procure ETF Trust I [File No. 811-23320]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 28, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $10,036.00 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on June 27, 2022, and amended on September 20, 2022.

Applicant's Address: isabella.zoller@usbank.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Deputy Secretary